Exhibit 10.3

March 17, 2006

Michael D. Rice
Chairman
ARSA
200 E. Randolph Street
Chicago, Illinois 60601

Dear Mike:

I am delighted that you have agreed to stay on through December 31, 2007 as the Chairman of ARSA, with special responsibilities for Global Affinity and AIS (or in such other capacity as Aon’s Chief Executive Officer may request). Your employment agreement sets out the provisions of your position. In addition, I have summarized below certain details with respect to stock awards related to your continued employment.

RSU Grant Upon Acceptance of Contract. Contingent upon your acceptance of the employment agreement no later than March 16, 2006, Aon will award to you 27,500 restricted stock units pursuant to the terms of the Aon Stock Incentive Plan (the “Stock Plan”), subject to approval of the Organization and Compensation Committee of Aon’s Board of Directors (the “O&C Committee”) at its March 16, 2006 meeting. We agree and acknowledge that your acceptance of the employment agreement shall, in turn, be contingent upon the O&C Committee’s approval of your employment agreement and this letter agreement. The restricted stock units will vest in full on (i) December 31, 2007, contingent upon your continued employment through such date, or the termination of your employment by the Company without “cause” (as such term is defined in your employment agreement) on such earlier date as determined by Aon’s Chief Executive Officer, (ii) your death, or (iii) your disability, as such term is defined in the Stock Plan.

Performance Shares under New Stock Award Program. You will be eligible to participate in the new Aon stock award program for Policy Committee members at the $1.5 million participation level, subject to the approval of such program and related awards by the O&C Committee at its March 2006 meeting. Your award will be governed by the terms and conditions of such program generally applicable to all participants; however, unlike other participants’ awards, your award will become fully vested upon termination of employment provided that you have successfully strengthened and transitioned the leadership team to ARSA’s Chief Executive Officer, in the sole discretion of Aon’s Chief Executive Officer and the O&C Committee.

RSU Grant in March 2008. Provided that you remain in ARSA’s employment through December 31, 2007 (or at such earlier time as Aon’s Chief Executive Officer may determine and, in the sole discretion of Aon’s Chief Executive Officer and the O&C Committee, by such date you have strengthened and transitioned the leadership team to ARSA’s Chief Executive Officer

Michael D. Rice
March 17, 2006

and, in your role as Chairman, aided and counseled the Chief Executive Officer of our Global Affinity business in the development of that business internationally) Aon will grant to you restricted stock units under the Stock Plan having an aggregate value of $1 million, subject to approval of the O&C Committee at is March 2008 regular meeting. The restricted stock units shall be fully vested upon grant. The actual number of restricted stock units to be granted to you shall be determined by taking $1 million and dividing it by the average of the high and low selling prices of Aon common stock on the New York Stock Exchange as of the grant date (or, if the New York Stock Exchange was not open for trading or the stock was not traded on that day, the next preceding day that the New York Stock Exchange was open for trading and the stock was traded) as reported by the Wall Street Journal. In the event of your death prior to the termination of your employment, Aon will provide your estate a lump sum cash payment of $1 million, as soon as administratively feasible, in lieu of the restricted stock unit award contemplated in this paragraph.

If you have any questions concerning the above, please call me.

Sincerely,

/s/ Greg Case
Gregory C. Case